Exhibit 4.24

PROMISSORY NOTE

$50,000

March 8, 2018

Westminster, California

FOR VALUE RECEIVED, BioLargo, Inc., a Delaware corporation, (“Maker”) promises to pay on demand, subject to the provisions below, to BRUCE KELBER (“Lender”), or order, the principal sum of fifty thousand dollars ($50,000) (the “Principal Amount”). No interest shall accrue to Lender.

Maker shall make all payments in lawful money of the United States of America and in immediately available funds. Said principal sum is due on demand of Lender, with sixty (60) days’ notice to Maker, no sooner than June 30, 2018, and in the absence of any demand is due five years from the date hereof. All payments are payable to Lender at 115 W. Spring Street, Unit B, Long Beach, CA 90806, or at such other place as the Lender or holder may hereafter and from time to time designate in writing.

In lieu of interest, Maker shall issue to Holder a warrant to purchase 150,000 shares of common stock of BioLargo, Inc., at an exercise price of $0.35 per share, and with an expiration date of February 28, 2023. The shares available for purchase under the warrant shall vest in increments of 6,250 shares per month, beginning the last day of March, 2018, and the last day of each month thereafter, so long as all or any portion of the Principal Amount of this Note remains unpaid. Upon payment of the total Principal Amount due under this Note, no further shares under the warrant shall vest.

This Note may be prepaid, in whole or in part, without penalty at any time. At maturity, or upon demand or default, the entire balance shall be immediately due and payable. Any remedy of Lender or holder upon default of the Maker shall be cumulative and not exclusive and choice of remedy shall be at the sole election of Lender or holder. The Maker agrees to pay all costs of collection, including reasonable attorney’s fees, whether or not any suit, civil action, or other proceeding at law or in equity, is commenced. The Maker waives demand, presentment for payment, protest and notice of protest and nonpayment of this Note and expressly agrees to remain bound for the payment of principal and other sums provided for by the terms of this Note, notwithstanding any extension or extensions of the time of, or for the payment of, said principal. No delay or omission on the part of the Lender or holder in exercising any rights shall operate as a waiver of such right. This Note shall be governed by the laws of the State of California, and each party hereto agrees to venue and jurisdiction in the federal and state courts located in Orange County, California.

BioLargo, Inc.

/S/DENNIS P. CALVERT

Dennis P. Calvert, President